FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ Registry number (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

São Paulo, February 23 rd, 2011.

Proposal to Acquire Control

(Section 19 of ICVM 481/2009)

ANNEX 19 OF CVM INSTRUCTION 481/2009

ACQUISITION OF CONTROL

1.    Describe the deal

The acquisition, by Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), a subsidiary of the Companhia Brasileira de Distribuição (“Company”), of the shares issued by Sendas Distribuidora S.A. (“Sendas Distribuidora”), not held yet by the Company, directly or indirectly, and currently owned by Sendas S.A. (“Seller”).

2.    Inform the reason, under the bylaws or the legislation, for which the deal was submitted to approval by the meeting

Section 9 of the Company’s Bylaws.

3.    As regards the company whose control has been or will be acquired:

a.      Inform the name and identification data

Sendas Distribuidora S.A., a Brazilian corporation, with registered offices in the City of São João de Meriti, State of Rio de Janeiro, on Rua João Antonio Sendas, 286, Jardim José Bonifácio [District], enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under number 06.057.223/0001-71.

b.      Number of issued shares or quotas of each class or type

Sendas Distribuidora’s corporate capital is divided into 1,057,084,802 shares, all of which are registered and without par value, of the following classes and types:

(i)             500,002,000 common shares class “a”;

(ii)            58,229,050 common shares class “b”;

(iii)           341,770,950 preferred shares class “a”; and

(iv)          157,082,802 preferred shares class “b”.

c.      List all of the controlling shareholders or members of the controlling block, either direct or indirect, and their interest in the company capital, in the event they are related parties, as defined by the accounting rules on such matter

SHAREHOLDER	ONA	%	ONB	%	PNA	%	PNB	TOTAL	%
SÉ	250,000,000	49.9998%	29,114,525	50.0000%	170,885,469	50.0000%	0	449,999,994	42.5699%
CBD	1,000	0.0002%	0	0.0000%	0	0.0000%	157,082,802	157,083,802	14.8601%
SENDAS S.A.	250,001,000	50.0000%	29,114,525	50.0000%	170,885,471	50.0000%	0	450,000,996	42.5700%
OUTHER	0	0.0000%	0	0.0000%	10	0.0000%	0	10	0.0000%
TOTAL	500,002,000	100.00%	58,229,050	100.00%	341,770,950	100.00%	157,082,802	1,057,084,802	100.00%

d.      For each class or type of shares or quotas of the company whose control will be acquired, one must inform:

i.        The minimum, average and maximum sale price (quote) for each year, on the markets where they are traded, along the past three (3) years.

Not applicable, since Sendas Distribuidora is a closely-held corporation and its shares are not traded in any market.

ii.      The minimum, average and maximum sale price (quote) for each quarter, on the markets where they are traded, along the past two (2) years.

Not applicable, since Sendas Distribuidora is a closely-held corporation and its shares are not traded in any market.

iii.     The minimum, average and maximum sale price (quote) for each month, on the markets where they are traded, along the past six (6) months.

Not applicable, since Sendas Distribuidora is a closely-held corporation and its shares are not traded in any market.

iv.     The average sale price (quote), on the markets where they are traded, for the past 90 days.

Not applicable, since Sendas Distribuidora is a closely-held corporation and its shares are not traded in any market.

v.       The amount of the net worth at market prices, if the information is available;

Not available.

vi.     The amount of the annual net profits for the past two (2) fiscal years, monetarily updated

		Annual net profits per class
		Fiscal year ended on December 31
	Amount of Shares	2009	2010
ONA	500,002,000	10,496,400.26	1,550,617.95
ONB	58,229,050	1,222,385.94	180,581.30
PNA	341,770,950	7,174,700.68	1,059,908.10
PNB	157,082,802	3,297,594.74	487,148.88

TOTAL		22,191,081.62	3,278,256.22

4.    Major terms and conditions of the deal, including:

a.      Sellers’ identification

Sendas S.A., a Brazilian corporation, with registered offices in the city of São João de Meriti, State of Rio de Janeiro, at Rodovia Presidente Dutra, 4674, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under number 31.911.548/0001-17.

b.      Total number of shares or quotas acquired or to be acquired

250,001,000 common shares class “a”, all of which are registered and without par value.

c.      Total price

R$ 377,000,000.00

d.      Price per share or quota of each type or class

R$ 1.507994 per common share class “a”.

e.      Payment terms

Payment is to be made in 7 installments, the first of which in the amount of R$ 59,000,000.00, to be due on the closing date, and another 6 annual installments in the amount of R$ 53,000,000.00, to be due on July 1st 2011 to 2016. The amount of the 4th and 7th installments shall be updated under the IPCA as of July 1st, 2010.

f.       Suspensive and resolutive conditions to which the deal is subject

A suspensive condition pending on the transaction is its approval by the Company’s shareholders, at a special shareholders’ meeting to be held by March 14, 2011.

g.      Summary of seller’s representations and warranties

The seller and its controlling company, Sendas Empreendimentos e Participações Ltda. (“Sendas Empreendimentos”) have provided to the Company representations and warranties typical of deals of a like nature, especially those concerning the (i) qualification, legitimacy and authority, (ii) absence of violation and consent; (iii) no pending disputes, (iv) ownership to the shares, and (v) intellectual property assets.

h.      Rules on indemnification to be paid to purchasers

Both the Seller and Sendas Empreendimentos agree to be jointly and severally liable for compensating and holding Barcelona, the Companhia, Sendas Distribuidora and Sé, as well as their managers, employees, successors and/or assignees, harmless from any losses, damages, fines, penalties, injuries, costs and expenses that might be incurred, directly or indirectly, by any party above, as a result of: (i) any breach, misrepresentation, omission, error, mistake or inaccuracy of the representations and warranties provided by the Seller and by Sendas Empreendimentos; (ii) any breach, by the Seller and/or Sendas Empreendimentos of any commitment or obligation undertaken according to the purchase and sale commitment executed between the parties; and (iii) any supervening liabilities, including any and all obligations, either principal or ancillary, debts, actions, omissions, facts, responsibilities or contingencies of any nature, including but not limited to tax, labor, social security, regulatory, civil or commercial nature, and including attorney fees, resulting from acts, facts and/or omissions prior to February 1st 2004, and/or after such date (including, as a clarification, tax payments in installments granted after such date, but the object of which are debts originating from acts, facts and/or omissions prior to February 1st, 2004), not registered or registered, known or unknown, either disclosed or not disclosed to Barcelona, to the Company or to Sendas Distribuidora, connected with Seller’s transactions which might in any way be imputed to Sendas Distribuidora, the Companhia, Sé and/or Barcelona.

i.       Governmental approvals required

The transaction shall be subject to the Brazilian competition authorities.

j.       Guarantees offered

The Company is the grantor and main debtor, being jointly liable with Barcelona, for the due performance of all the obligations undertaken by Barcelona under the purchase and sale commitment executed between the parties. In the same manner, Sendas Empreendimentos is the grantor and main debtor, being jointly liable with the Seller, for the due performance of all the obligations undertaken by the Seller under the purchase and sale commitment executed between the parties.

5.    Describe the purpose of the deal

On October 19, 2006, Sendas S.A. notified the Company, exercising the purchase option, under Clause 6.7 of Sendas Distribuidora’s Shareholders’ Agreement, as a result of an alleged transfer of control of the company to its co-controlling owner, Casino Guichard-Perrachon. However, the Company and its controlling owners understood that such transfer of control had not occurred. In view of the stalemate, an arbitration proceeding was incepted.

Before the rendering of the arbitration award, on January 5, 2007, Sendas S.A. notified the Company, exercising its right to barter the total amount of the paid-in shares owned by it for preferred shares issued by the Company, in accordance with Clause 6.9.1 of Sendas Distribuidora’s Shareholders’ Agreement, by conditioning the effective performance of the barter to the occasional unfavorable arbitration award that might be rendered against itself. Still, as an alternative to the barter right, the Company could acquire the shares owned by Sendas S.A.

On April 29, 2008, the arbitration tribunal concluded in favor of the Company, and ruled that its controlling interest had not been sold. Consequently, one started negotiations between the Company and Sendas S.A. to effectively perform the abovementioned barter right. Thus, the purpose of this present deal is to perform the Company’s right to acquire the shares issued by Sendas Distribuidora, owned by Sendas S.A., as an alternative to the exercise of Sendas S.A.’s barter right.

6.    Provide analysis of the benefits, costs and risks of the deal

The Company is a domestic leader in the retail sector. Holding 100% of Sendas Distribuidora’s controlling interest represents a strategic movement that will enable consolidate and strengthen the transactions made in the State of do Rio de Janeiro, by providing a greater administrative and operational flexibility, in order to maintain leadership in that State. The deal will also extinguish the shareholders agreement of Sendas Distribuidora, with all of its provisions.

7.    Inform the costs to be incurred by the Company should the deal fail to be approved

Approximately R$ 1,500,000.00 with consultants.

8.    Describe the sources of funds for the deal

Company’s cash reserves.

9.    Describe the managers’ plans for the company whose control has been or will be acquired

The plans involve an even greater improvement to Rio de Janeiro stores, thus consolidating and maintaining market leadership, as well as focusing on broadening productivity and profits.

10.  Provide a grounded declaration of the managers towards the approval of the deal

The company management believes that the acquisition of Sendas Distribuidora shall strengthen its competitive position in Rio de Janeiro, increase value generation for Grupo Pão de Açúcar and its shareholders, for which reason one recommends the approval of the transaction without qualification or restriction.

11.  Describe any existing corporate relationship, even indirect, between:

a.      Any of the Sellers or the company whose control has been or will be acquired; and

b.      Parties related to the company, as defined by the accounting rules on the matter

See item 3(c) above.

12.  Provide details of any deal closed along the past two (2) years by parties related to the company, as defined by the accounting rules on the matter, that hold company interests or other securities or bonds of the company whose control has been or will be acquired

None.

13.  Provide copies of all the studies and appraisal reports prepared by the company or third parties, which have been the basis for negotiating the price of the deal

Under study the application of the section 256 of Law 6,404/76.

14.  As regards third parties who have prepared studies or appraisal reports

a.      Inform the name

Not applicable

b.      Describe its qualifications

Not applicable

c.      Describe how they were selected

Not applicable

d.      Inform whether they are parties related to the company, as defined by the accounting rules on the matter

Not applicable

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 24, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.